16 May 2003

03 MAY 29 AM 7:21


旺旺



03022486

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Unaudited Results for the First Quarter Ended 31 March 2003

2) Slides for the First Quarter 2003 Unaudited Results

3) Announcement of the Results of AGM & EGM

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd

400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300

MASNET No. 1 OF 15.05.2003
Announcement No. 1

WANT WANT HOLDINGS LTD

UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 31 MARCH 2003

The Board of Directors of Want Want Holdings Ltd is pleased to announce the Unaudited Results for the first quarter ended 31 March 2003.



Unaudited Results

Submitted by Adams Lin Feng I, Group Vice President and Director on 15/05/2003 to the SGX

WANT WANT HOLDINGS LTD



Unaudited Results for the First Quarter Ended 31 March 2003

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

1(a)(i) Income Statement for the First Quarter Ended 31 March 2003:-

	Group		
	First Quarter 2003 US$'000	First Quarter 2002 US$'000	Increase/ (decrease) %
Revenue	130,693	123,173	6.1
Cost of sales	(73,194)	(66,540)	10.0
Gross profit	57,499	56,633	1.5
Other operating income	2,003	1,189	68.5
Foreign exchange gain/(loss)	21	(312)	106.7
Distribution and selling costs	(16,731)	(16,785)	(0.3)
Administrative expenses	(10,802)	(10,670)	1.2
Other operating expenses	(1,376)	(740)	85.9
Profit from operations	30,614	29,315	4.4
Finance cost	(239)	(412)	(42.0)
Profit before share of results of associates	30,375	28,903	5.1
Share of results of associates	(131)	99	(232.3)
Profit before income tax	30,244	29,002	4.3
Income tax expense	(2,029)	(2,584)	(21.5)
Profit after income tax	28,215	26,418	6.8
Minority interests	(5)	(137)	(96.4)
Net profit attributable to shareholders	28,210	26,281	7.3

1(a)(ii) Additional Information

	Group		
	First Quarter 2003 US$'000	First Quarter 2002 US$'000	Increase/ (decrease) %
Gain on sale of investment	15	9	66.7
Interest income	262	237	10.5
Investment income	(7)	184	(103.8)
Depreciation and amortisation	(8,437)	(7,517)	12.2
Underprovision of tax in respect of prior years	(42)	(545)	(92.3)
Loss on disposal of plant and machinery	(57)	(191)	(70.2)

1(a)(iii) Analysis of sales

	Turnover			Profit Before Tax		
	First Quarter 2003 US$'000	First Quarter 2002 US$'000	% Change	First Quarter 2003 US$'000	First Quarter 2002 US$'000	% Change
By Geographical Region						
China	118,389	111,479	6.2	28,355	26,728	6.1
Taiwan	6,897	7,928	(13.0)	733	1,356	(45.9)
Others	5,407	3,766	43.6	1,156	918	25.9
Total	130,693	123,173	6.1	30,244	29,002	4.3
By Activity						
Rice Crackers	55,179	57,695	(4.4)	8,745	12,414	(29.6)
Other Snacks	41,229	34,250	20.4	13,294	10,442	27.3
Beverages	31,016	27,863	11.3	8,578	6,618	29.6
Others	3,269	3,365	(2.9)	(373)	(472)	(21.0)
Total	130,693	123,173	6.1	30,244	29,002	4.3

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Group		Company	
	31.03.2003	31.12.2002	31.03.2003	31.12.2002
	US$ 000	US$ 000	US$ 000	US$ 000
ASSETS	UNAUDITED	AUDITED	UNAUDITED	AUDITED
Current assets:				
Cash and bank balances	112,502	89,903	139	123
Inventories	76,024	84,654	-	-
Trade receivables	30,015	29,433	-	-
Related companies and associates	1,784	1,526	95,897	97,525
Short-term investments	853	2,789	-	-
Other receivables and prepayments	23,336	25,853	420	2,571
Total current assets	244,514	234,158	96,456	100,219
Non-current assets:				
Investment in subsidiaries	-	-	346,936	342,604
Investment in associates	1,301	1,231	826	626
Long-term investments	1,207	1,158	830	830
Property, plant and equipment	306,201	306,198	5,427	5,454
Deferred expenditure	1,269	571	-	-
Other intangible asset	162	164	162	164
Total non-current assets	310,140	309,322	354,181	349,678
Total assets	554,654	543,480	450,637	449,897
LIABILITIES AND EQUITY				
Current liabilities:				
Trade payables	57,188	64,202	127	182
Short-term bank loans	21,548	24,690	7,250	-
Income tax payable	2,656	1,231	2	2
Total current liabilities	81,392	90,123	7,379	184
Non-current liabilities:				
Long-term bank loans	5,178	15,291	-	7,250
Negative goodwill on consolidation	680	702	-	-
Total non-current liabilities	5,858	15,993	-	7,250
Minority interests	11,826	10,107	-	-
Capital and reserves:				
Issued capital	127,361	127,361	127,361	127,361
Share premium	72,773	72,773	72,773	72,773
Warrant reserve	460	460	460	460
Capital reserve on consolidation	4,662	4,662	-	-
Capital redemption reserve	309	309	309	309
Capital reserve - other	22,926	22,926	-	-
Currency realignment reserve	(8,085)	(8,196)	-	-
Accumulated profits	209,700	181,490	216,883	216,088
Proposed dividend	25,472	25,472	25,472	25,472
Total capital and reserves	455,578	427,257	443,258	442,463
Total liabilities and equity	554,654	543,480	450,637	449,897

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31/03/2003		As at 31/12/2002	
Secured	Unsecured	Secured	Unsecured
US$0	US$21,548,000	US$0	US$24,690,000

Amount repayable after one year

As at 31/03/2003		As at 31/12/2002	
Secured	Unsecured	Secured	Unsecured
US$2,301,000	US$2,877,000	US$2,294,000	US$12,997,000

Details of any collateral

Certain of the subsidiaries' property, plant and equipment has been pledged to banks as collaterals for the above secured loans.

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital reserve on consolidation US$'000	Capital redemption reserve US$'000	Capital reserve - other US$'000	Currency realignment reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Legal reserves US$'000	Total US$'000
Group											
Balance at 1 Jan, 2002	**117,431**	**18,158**	**2,942**	**4,662**	**309**	**15,646**	**(6,429)**	**141,930**	**76,330**	**4,032**	**375,011**
Currency translation differences	-	-	-	-	-	-	(1,656)	-	-	-	(1,656)
Profit attributable to shareholders	-	-	-	-	-	-	-	26,281	-	-	26,281
11,047,220 ordinary shares at par value US$0.10 each issued on exercise of warrants	1,105	6,076	(276)	-	-	-	-	-	-	-	6,905
Transfer	-	-	-	-	-	104	-	(1,214)	-	1,110	-
Balance at 31 Mar, 2002	**118,536**	**24,234**	**2,666**	**4,662**	**309**	**15,750**	**(8,085)**	**166,997**	**76,330**	**5,142**	**406,541**
Balance at 1 Jan, 2003	**127,361**	**72,773**	**460**	**4,662**	**309**	**16,778**	**(8,196)**	**181,490**	**25,472**	**6,148**	**427,257**
Currency translation differences	-	-	-	-	-	-	111	-	-	-	111
Profit attributable to shareholders	-	-	-	-	-	-	-	28,210	-	-	28,210
Balance at 31 Mar, 2003	**127,361**	**72,773**	**460**	**4,662**	**309**	**16,778**	**(8,085)**	**209,700**	**25,472**	**6,148**	**455,578**

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital redemption reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Total US$'000
Company							
Balance at 1 Jan, 2002	**117,431**	**18,158**	**2,942**	**309**	**206,287**	**76,330**	**421,457**
Loss attributable to shareholders	-	-	-	-	(182)	-	(182)
11,047,220 ordinary shares at par value US$0.10 each issued on exercise of warrants	1,105	6,076	(276)	-	-	-	6,905
Balance at 31 Mar, 2002	**118,536**	**24,234**	**2,666**	**309**	**206,105**	**76,330**	**428,180**
Balance at 1 Jan, 2003	**127,361**	**72,773**	**460**	**309**	**216,088**	**25,472**	**442,463**
Profit attributable to shareholders	-	-	-	-	795	-	795
Balance at 31 Mar, 2003	**127,361**	**72,773**	**460**	**309**	**216,883**	**25,472**	**443,258**

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

	Group	
	31.3.2003	31.3.2002
	US$ 000	US$ 000
Cash flows from operating activities:		
Profit before share of results of associates	30,375	28,903
Add items not requiring cash:		
Depreciation expense	8,406	7,498
Amortisation of deferred expenditure	29	19
Amortisation of intangible assets	2	-
Amortisation of negative goodwill	(22)	(23)
Loss on disposal of plant and equipment	57	191
Interest expense	239	412
Interest income	(262)	(237)
Cash flows provided by operations before changes in working capital	38,824	36,763
Inventories	8,630	7,893
Trade receivables	(582)	(3,189)
Related companies and associates	(258)	1,222
Other receivables and prepayments	2,516	(6,455)
Trade payables	(7,014)	(2,642)
Cash generated from operations	42,116	33,592
Interest paid	(239)	(412)
Interest received	262	237
Income tax paid	(603)	(1,350)
Net cash from operating activities	41,536	32,067
Cash flows from investing activities:		
Purchase of property, plant and equipment	(8,648)	(6,037)
Proceeds from disposal of plant and equipment	181	180
Purchase less disposal (Capital reduction less acquisition) of associates	(200)	(450)
Deferred expenditure	(727)	(21)
Disposal less purchase (Purchase less disposal) of other investments	1,888	2,060
Net cash used in investing activities	(7,506)	(4,268)
Cash flows from financing activities:		
Decrease in bank loans	(13,255)	(11,700)
Contribution from less payment to minority shareholders	1,718	85
Shares issued on exercise of warrants	-	6,905
Net cash used in financing activities	(11,537)	(4,710)
Net effect of exchange rate changes in consolidating subsidiaries	106	(733)
Increase in cash and cash equivalents	22,599	22,356
Cash and cash equivalents at beginning of period	89,903	73,942
Cash and cash equivalents at end of period	112,502	96,298

Notes to the consolidated cash flow statement

Not applicable

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

Earnings per ordinary share	Group	
	31/03/2003	31/03/2002
(i) Based on weighted average number of ordinary shares in issue	2.21 US cts	2.23 US cts
(ii) On a fully diluted basis	2.21 US cts	2.14 US cts

Basic earning per share is computed based on the weighted average share capital of 1,273,612,000 as at 31 March 2003 (2002 : 1,179,317,000).

The fully diluted earnings per ordinary share is based on 1,275,130,000 (2002 : 1,225,971,000) ordinary shares assuming the fully exercise of warrants outstanding during the year and adjusting the weighted average number of ordinary shares to reflect the effect of all potentially dilutive ordinary shares.

The comparative figures of the previous year have been adjusted by a factor of 2 pursuant to the share split exercise on 20 May 2002.

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	31/03/2003	31/12/2002	31/03/2003	31/12/2002
Net asset value per ordinary share based on existing issued share capital as at the end of the period	35.77 US cts	33.55 US cts	34.80 US cts	34.74 US cts

Net asset value per ordinary share for the current financial period is computed based on 1,273,612,000 (2002 : 1,273,612,000) ordinary shares.

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the

Group performance in the first quarter showed improvement over the corresponding period in 2002. Turnover increased by 6% from US$123 million in 1Q 2002 to US$ $131 million while profit before tax rose by 4% from US$29 million in 1Q 2002 to US$30 million.

Other Snacks and Beverages contributed to the growth. Compared to 1Q 2002, sales of Other Snacks grew by 20% with a 27% increase in profit before tax while those for Beverages grew by 11% and 30% respectively. Improvement in Other Snacks resulted mainly from stronger sales of gummy sweets after measures to strengthen distribution were put in place and the launch of additional products. Beverages sales growth continued for Hot-Kid canned and tetra-pak milk. In addition, new products such as fresh milk and soya milk from our Beijing Ming-Want Foods Ltd joint venture also contributed to sales.

Sales of Rice Crackers decreased by 4% while profit before tax declined by 30%. Sales contribution from sub-brand rice crackers increased from 14% in 1Q 2002 to 30% in 1Q 2003 along with a 54% increase in unit volume in China. Despite the lower profits given its lower margin, the increase in sales volume of our sub-brand rice crackers has given us stronger market position in the lower price segment in China.

Turnover of Others decreased by 3% with a reduction in loss before tax of 21% arising from the closure of unprofitable fastfood retail outlets.

By geographical region, both China and Other Regions registered sales growth of 6% and 44% respectively while Taiwan declined by 13%. China, which made up 91% of sales, remained our key market while Other Regions continued to improve as we stepped up our efforts to expand our international markets. Sales in Taiwan continued to show lack-lustre performance with its anemic economy. Higher advertising and promotional expense were incurred to boost sales resulting in higher rate of decline in profits before tax of 46%.

Other operating income improved by US$814,000 as a result of tax refund on our reinvestment of profits into China while other operating expenses rose by US$636,000 resulting from the write-off of expired inventories.

Operating efficiency improved as total operating expenses, comprising distribution and selling costs, and administrative expenses, as a percentage of sales declined. In addition, lower interest expense and effective tax rate led to a 7% increase in profit after tax. 1Q 2003 profit before tax was made up of 44% by Other Snacks, 29% by Rice Crackers and 28% by Beverages.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

In line with statements made in our announcement on full year 2002 unaudited results.

10. Prospect

Our restructuring effort has made progress as demonstrated by the improvement seen for our Other Snack segment, in particular gummy sweets, and continued growth in our Beverage segment in China. The increase in sales volume and margin improvement of our sub-brand rice crackers also further strengthened our market position in the lower price segment in China. We will also continue to boost sales of core brand rice crackers by developing new products, such as the use of organic ingredients to differentiate our premium positioning.

The recent outbreak of Severe Acute Respiratory Syndrome (SARS), though affecting our operations to a certain extent, has not resulted in a significant impact on our performance todate. We have taken the necessary measures and made contingency plans to minimize the risks and impact of SARS affecting our operations.

Barring unforeseen circumstances, we expect to see improvements in year 2003.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Not applicable

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Not applicable

(c) Date payable

Not applicable

(d) Books closure date

Not applicable

12. If no dividend has been declared/recommended, a statement to that effect

Not applicable

MASNET No. 2 OF 15.05.2003
Announcement No. 2

WANT WANT HOLDINGS LTD

SLIDES FOR THE FIRST QUARTER 2003 UNAUDITED RESULTS

Attached are the slides of the unaudited results of Want Want Holdings Ltd for the first quarter ended 31 March 2003.


Slides 1Q0

Submitted by Adams Lin Feng I, Group Vice President and Director on 15/05/2003 to the SGX



Want Want Holdings Ltd
1Q 2003 RESULT

15 May 2003



1Q P&L Performance

Unit: US$'000

	2003	%	2002	%	YoY (%)
Turnover	130,693	100.0	123,173	100.0	6.1
Gross Profit	57,499	44.0	56,633	46.0	1.5
Operating Profit	29,966	22.9	29,178	23.7	2.7
Net Profit	28,210	21.6	26,281	21.3	7.3
EPS (cents)*	2.21		2.22		

* Based on 1,273,612,192 outstanding shares as at 31 Mar 2003 (2002: 1,185,358,798)



Turnover improved mainly due to:

1. Sales improvement of Snacks (esp gummy sweets)
2. Continued sales growth of beverages

Net Profit increased mainly due to:

1. Higher gross profit due to higher sales
2. Improved efficiency resulting in lower expense/sales ratio
3. Higher other operating income



1Q Turnover Breakdown

Turnover By Products


100%
80%
60%
40%
20%
0%
2.5%
23.7%
31.6%
42.2%
2.7%
22.6%
27.8%
46.9%
2003
2002
Rice Crackers
Snack Foods
Beverages
Others

Turnover By Regions


100%
80%
60%
40%
20%
0%
4.1%
5.3%
90.6%
3.1%
6.4%
90.5%
2003
2002
China
Taiwan
Others



PRC 1Q Turnover By Products

Rice Crackers

	2003	2002
Sugar coated	45%	46%
Savory	32%	34%
Fried	7%	8%
Others	16%	12%
Total:	100%	100%
Core Brand	70%	86%
Non-Core Brand	30%	14%

Snack Foods

	2003	2002
Gummy sweet	53%	47%
Ball cake	18%	19%
Jelly & Popsicle	10%	13%
Others	19%	21%
Total:	100%	100%

Beverages

	2003	2002
Milk	100%	99%
Others	0%	1%
Total:	100%	100%



Cash & Debt

Unit: US$'000 equivalent

Currency	RMB	NTD	SGD	USD	Others	Total
Cash (Dec02)	79,026	1,758	216	8,774	129	89,903
Cash (Mar03)	106,797	1,096	191	4,384	34	112,502
Debt (Dec02)	10,243	8,904	NA	20,834	NA	39,981
Debt (Mar03)	11,198	5,178	NA	10,350	NA	26,726

Net Cash(Mar 03) : 85,776



Financial Ratio

	Mar03	Dec02
Net Debt/Equity	net cash	net cash
Net interest expense(US$'000)	net income	1,442
Weighted average interest cost	3.1%	2.4%
Current ratio	300%	260%
Inventory turnover ratio	88days	120days
A/R turnover ratio	21days	23days
Interest coverage ratio	127.5	33.6

MASNET No. 14 OF 16.05.2003
Announcement No. 14

WANT WANT HOLDINGS LTD

ANNOUNCEMENT ON THE RESULTS OF AGM & EGM

ANNUAL GENERAL MEETING ("AGM")

The Directors of the Company are pleased to announce that at the AGM held on 16 May 2003, all resolutions relating to matters set out in the Notice of AGM dated 22 April 2003 were duly passed.

EXTRAORDINARY GENERAL MEETING ("EGM")

The Directors of the Company are pleased to announce that at the EGM held on 16 May 2003, all resolutions relating to matters set out in the Notice of EGM dated 22 April 2003 were duly passed.

By Order of the Board

Submitted by Adams Lin Feng I, Group Vice President and Director on 16/05/2003 to the SGX